Report of Independent Registered
Public Accounting Firm

The Board of Directors of
BNY Mellon Alcentra Global Credit
Income 2024 Target Term Funds, Inc.:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that BNY Mellon Alcentra Global Credit
Income 2024 Target Term Fund, Inc. (the
"Fund"), a sole series of BNY Mellon
Alcentra Global Credit Income 2024
Target Term Fund, Inc., complied with
the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of
October 31, 2020. Management is
responsible for its assertion about the
Fund's compliance with those
requirements of subsections (b) and (c)
of Rule 17f-2 of the Act (the specified
requirements). Our responsibility is to
express an opinion on management's
assertion about the Fund's compliance
with the specified requirements based
on our examination.

Our examination was conducted in
accordance with attestation standards
established by the American Institute
of Certified Public Accountants. Those
standards require that we plan and
perform the examination to obtain
reasonable assurance about whether
management's assertion about compliance
with the specified requirements is
fairly stated, in all material
respects. An examination involves
performing procedures to obtain
evidence about whether management's
assertion is fairly stated in all
materials respects. The nature, timing,
and extent of the procedures selected
depend on our judgement, including an
assessment of the risks of material
misstatement of management's assertion,
whether due to fraud or error. We
believe that the evidence we obtained
is sufficient and appropriate to
provide a reasonable basis for our
opinion.
Included among our procedures were the
following tests performed as of October
31, 2020, and with respect to agreement
of security purchases and sales, for
the period from August 31, 2020, (the
date of the Fund's last examination)
through October 31, 2020:
1.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

3.	Reconciliation of the Fund's securities
per the books and records of the Fund
to those of the Custodian;
4.	Agreement of pending purchase and sale
activity for the Fund as of October 31,
2020, if any, to documentation of
corresponding subsequent bank
statements;

5.	Agreement of five security purchases
and five security sales or maturities,
since the date of the last examination,
from the books and records of the Funds
to corresponding bank statements;

6.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2019 - September 30,
2020 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.
In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2020,
with respect to securities reflected in
the investment accounts of the Fund is
fairly stated, in all material
respects.
This report is intended solely for the
information and use of management and
The Board of Directors of BNY Mellon
Alcentra Global Credit Income 2024
Target Term Fund, Inc. and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these
specified parties.

      /s/ KPMG LLP
New York, New York
May 28, 2021

	February 26, 2021
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of BNY
Alcentra Global Credit Income 2024
Target Term Fund, Inc., (the "Fund"), a
sole series of BNY Mellon Alcentra
Global Credit Income 2024 Target Term
Fund, Inc., are responsible for
complying with the requirements of
subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies" of the
Investment Company Act of 1940.  We are
also responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Fund's compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of October
31, 2020 and for the period from August
31, 2020 (the date of the Fund's last
examination) through October 31, 2020.

Based on the evaluation, we assert that
the Fund was in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2020, and
for the period from August 31, 2020
(the date of the Fund's last
examination) through October 31, 2020
with respect to securities reflected in
the investment accounts of the Fund.

BNY Mellon Alcentra Global Credit
Income 2024 Target Term Fund, Inc.


Jim Windels
Treasurer

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